Exhibit 5.1
Amendment to the Articles of Incorporation for Name Change

TWO RIVERS WATER & FARMING COMPANY

Certificate of Secretary

I, Wayne Harding, do hereby certify that I am the duly elected and acting Secretary of Two Rivers Water & Farming Company, a Colorado corporation, (the “Company”) and do hereby certify as follows:

On December 11, 2012, the Company properly convened a shareholders’ meeting, and the shareholder approved by a vote of 14,856,587 (affirmative) and (314,103) negative with 976 votes abstaining, to change the name of the Company to “Two Rivers Water & Farming Company”.  The name change is an amendment to the Company’s Articles of Incorporation and that amendment was filed with the Colorado Secretary of State on December 12, 2012.

DATED this March 20, 2013.
/s/ Wayne Harding
Wayne Harding, Secretary